HASTINGS CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67517

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hastings Capital Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

527 Madison Avenue, 4th floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Phillips	212 485 3107	rphillips@skybridge.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Eisner Amper LLP
(Name – if individual, state last, first, and middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09-29-2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Scaramucci , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hastings Capital Group, Inc. , as of December 31 , 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Ashley Scaramucci_

_____

Title:
CEO
_____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HASTINGS CAPITAL GROUP, LLC

DECEMBER 31, 2025

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm



EisnerAmper LLP
11 Grand Central East
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
  Hastings Capital Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hastings Capital Group, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2008.

EISNERAMPER LLP
New York, New York
February 27, 2026

"EisnerAmper" is the brand name under which EisnerAmper LLP and Eisner Advisory Group LLC and its subsidiary entities provide professional services. EisnerAmper LLP and Eisner Advisory Group LLC are independently owned firms that practice in an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable law, regulations and professional standards. EisnerAmper LLP is a licensed CPA firm that provides attest services, and Eisner Advisory Group LLC and its subsidiary entities provide tax and business consulting services. Eisner Advisory Group LLC and its subsidiary entities are not licensed CPA firms.

HASTINGS CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS		
Cash equivalents	$	519,718
Fees receivable		1,162,435
Prepaid expenses and other assets		48,180
Total assets	**$**	**1,730,333**
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	114,109
Due to affiliate		1,038,959
Total liabilities		1,153,068
Members' equity		577,265
Total liabilities and members' equity	**$**	**1,730,333**

See notes to the statement of financial condition

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hastings Capital Group, LLC (the "Company") is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash equivalents

The Company considers cash equivalents to be highly liquid, short-term investments with original maturities of three months or less. The Company maintains its cash equivalents in one financial institution, which at times may exceed the Federal Deposit Insurance Corp. ("FDIC") or Securities Investor Protection Corporation ("SIPC") insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash equivalents.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606"), revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Underwriting Fees

The Company acts as a mutual fund underwriter on a best efforts basis only with respect to shares issued by SkyBridge Opportunity Fund LLC (formerly known as SkyBridge Multi-Adviser Hedge Fund Portfolios LLC) ("Series G") and SkyBridge GII Fund, LLC, two Regulated Investment Companies collectively, the ("RICs") managed by an affiliated entity through common ownership (the "Affiliate"). Based on contractual agreements with the RICs and the Affiliate, the fees are fixed, monthly amounts. The contractual agreements with the RICs are extended on an annual basis by the board of directors of the RICs. The contractual agreement with the Affiliate may be terminated at any time by either party upon 30 days written notice to the other party. The Company and the Affiliate do not have any plans to terminate the agreement. Accordingly, revenue is recognized monthly. The Company believes the performance obligation for providing these services is satisfied because the customer is receiving and consuming the benefits as they are provided by the Company.

Placement Fees and Account Servicing Fees

The Company earns placement fees from the Affiliate, payable monthly in arrears, based on a contracted percentage of assets held under management, with respect to investors that are introduced by the Company to to the RIC's and other investment fund offerings, the ("Investment Funds") managed by the Affiliate. Additionally, the Company earns account servicing fees from Series G, payable monthly in arrears, based on a contracted percentage of assets held under management with respect to providing services, including responding to inquiries and providing investment information, to investors that are introduced by the Company to Series G. The Company will continue to earn both fees for as long as the Affiliate receives fees from investors introduced and serviced by the Company. The contractual agreements with the RICs are extended on an annual basis by the board of directors of the RICs. The contractual agreement with the Affiliate may be terminated at any time by either party upon 30 days written notice to the other party. The Company and the Affiliate do not have any plans to terminate the agreement. The Company believes that its performance obligation occurs when the investor purchases interests in the Investment Funds, which is fulfilled on the date the sale is completed. These fees are dependent on the value of the assets held under management at future points in time of investors placed by the Company, which are susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the Investment Funds and the investor activities are known, which are monthly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company earns placement fees from a third party, whereby the Company provides certain placement services to solicit offers from investors to purchase interests in the third party's fund complex on a best effort basis. The placement fees are based on a quarterly fee increased or decreased by the net performance of the third party's fund complex and is payable quarterly in arrears. These fees are dependent on the performance of the underlying funds at future points in time, which are susceptible to factors outside of the Company's influence. The Company does not believe that it can overcome this constraint until the performance of the funds are known, which are quarterly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. The Company believes the performance obligation for providing these services is satisfied because the Company is acting on a best-efforts basis and the customer is receiving and consuming benefits are they are provided by the Company. During the year ended December 31, 2025, no investors were placed into the third party's fund complex. The contractual agreement with the third party may be terminated at any time by either party upon 60 days written notice to the other party. There are no current plans to terminate the agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Placement Fees and Account Servicing Fees
During the year ended December 31, 2025, the Company also earned placement fees pursuant to the terms of customer engagement agreements whereby the Company provided services to help facilitate the purchase of a limited partnership interests. The Company believes that its performance obligation occurred when the customers subscription to the limited partnership was completed (the closing date of the transaction).

Income taxes
No provision for federal or state income taxes has been made for the Company since, as a limited liability company, it is not subject to federal or state income taxes. The Company is subject to New York City unincorporated business tax.

Uncertain tax positions
Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

The Company has not recognized in these financial statements any interest or penalties to income taxes, and has no material unrecognized tax benefits. There are currently no income tax returns under audit.

Fee receivable and allowance for credit losses
Fees receivable are carried at cost less an allowance for credit losses.

In accordance with ASC Topic 326, Financial Instruments - Credit Losses certain financial assets measured at amortized costs are required to have a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset as of the reporting date. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company's expectation is that the credit risk associated with fees receivable is that any client with which it conducts business with is unable to fulfill its contractual obligations. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the fees receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of and for the year ended December 31, 2025.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The recorded amounts of the Company's cash equivalents (level 1), fees receivable, due from affiliate and other assets, (level 2) approximate their fair values, principally based on the short-term nature of these items.

4. RELATED PARTY TRANSACTIONS

Pursuant to an amended and restated cost sharing agreement with the Affiliate, the Company reimburses the Affiliate for certain expenses including rent, compensation, travel, entertainment and general operating expenses paid by the Affiliate on behalf of the Company. In addition, the Company pays the Affiliate a service fee for certain services performed by the Affiliate on behalf of the Company pursuant to the terms of a services agreement between both parties. At December 31, 2025, $1,038,959 was due to the Affiliate.

At December 31, 2025, $68,793 is included in fees receivable in the accompanying Statement of Financial Condition for fee income due from the Affiliate and Investment Funds.

5. REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including acting as a mutual fund underwriter on a best-efforts basis, as an account servicer, and as a placement agent in offerings of funds. The Company has identified members of the Affiliate, namely the CFO, CCO and CEO collectively, as the chief operating decision maker (the "CODM"). The CODM uses net income to evaluate the results of the business and to manage the Company. The Company's operations and officers are located in the United States. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment as the same as those described in Footnote 2, summary of significant accounting policies.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2025, the Company had net capital, as defined, of $395,215, which exceeded the required minimum net capital of $76,875, by $318,340. Aggregate indebtedness at December 31, 2025, totaled $1,153,068. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 1500%. The Company's percentage of aggregate indebtedness to net capital was 291.76%.